SembCorp
Industries

Co Regn No: 199802418D

RECEIVED

2006 MAR -7 A 10:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

28 February 2006

06011349

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Enc

3/7

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802241 8D

February 28, 2006

SEMBCORP INDUSTRIES DELIVERS STRONG 22% GROWTH IN PROFIT FOR FY2005

- **PATMI BEFORE EI UP 22% TO $278.5 MILLION**
- **RECORD TURNOVER AT $7.4 BILLION, UP 25%**
- **FY2004 PATMI AFTER EI WAS HIGHER DUE TO GAIN FROM DIVESTMENT OF KNI STAKE**

SembCorp Industries ended FY2005 on a strong note with a 22% growth in Profit After Tax and Minority Interest (PATMI) before exceptional items (EI) to $278.5 million. In FY2004, the company saw substantial EI arising from SembCorp Logistics' divestment of its stake in KNI. This resulted in a gain of about $650 million for SembCorp Industries, close to half of which was returned to shareholders by way of special dividend and capital reduction in 2005.

SembCorp Industries' FY2005 turnover rose 25% to reach a record of $7.4 billion. Excluding exceptional items, Return On Equity stood at a healthy 14.2%, while Earnings Per Share rose 26% to 15.7 cents in 2005. Group orderbook (excluding long-term contracts) was at a record $8.4 billion at the end of the year.

The achievement of double-digit top and bottom-line growth was driven primarily by Utilities and Marine operations, which together constitute 72% of the Group's turnover.

Mr Tang Kin Fei, Group President & CEO said: "We have been focusing the Group on businesses and markets that would deliver sustainable earnings and growth. The strong performance of our businesses such as Utilities and Marine Engineering demonstrates the success of our strategy."

RECEIVED
2006 MAR -7 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HIGHLIGHTS

Delivered strong operating earnings growth

- Turnover at record-high of $7.4bn, up 25%
- PATMI before EI of $278.5m, up 22%
- PATMI before EI of $278.5m, up 45% (excl KNI)
- PATMI at $303.3m

Healthy balance sheet

- Net cash position
- Interest cover at 12 times
- Operating cash flow at $828m

Sustainable growth for the future

- Strong orderbook at $8.4bn (excl. long term contracts)

-End-

For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FULL YEAR 2005 FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

Notes to Group Profit and Loss Statement:

1a. Profit before income tax expense and exceptional items is arrived at after (charging)/crediting the following significant items:

	GROUP	
	FY05 $'000	**FY04 $'000** (Restated)
Depreciation and amortisation	(184,379)	(182,189)
Allowance made for doubtful debts & bad debts written off	(13,939)	(10,840)
Allowance made for stock obsolescence & inventories written off	(5,797)	(8)
Allowance (made) / written back for impairment in value of assets	(289)	17,227
Allowance made for impairment in value of property, plant and equipment ("PPE") & PPE written off	(8,537)	(2,850)
Share based payment expenses	(10,144)	(6,672)
Interest income	32,751	23,665
Other income	64,984	51,188
Profit on sale of property, plant & equipment	11,357	13,343
Gain on disposal of investments	2,571	3,910
Foreign exchange gain / (loss)	12,977	(712)

1b. Exceptional items comprise of:

	FY05	FY04
Gain on disposals of associates and other investments	56,119	1,080,664
Write back of provision for loans and other recoverable	24,203	-
Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration	(30,758)	-
Provision for net exposure arising from legal claims	-	(415,000)
Work-in-progress write-off	-	(86,331)
Allowance for impairment loss for interests in associates	(6,214)	-
	43,350	579,333
Less: Tax and Minority Interests	(18,530)	(415,518)
Net exceptional items	24,820	163,815

1c. Taxation

The Group's tax charge for FY05 included Group Tax Relief of $28,251,000 (FY04: $19,625,000); write-back of provision for deferred tax of Nil (FY04: $7,911,000 mainly due to reduction in Singapore corporate tax rate from 22% to 20%); and under provision of tax in respect of prior years of $2,131,000 (FY04: $358,000).

1d. Note to Group Profit and Loss Statement

The increase in non-operating income is attributed for higher foreign exchange gain, interest income and rental income.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/12/2005 $000	As at 31/12/2004 $000 (Restated)	As at 31/12/2005 $000	As at 31/12/2004 $000 (Restated)
Equity attributable to shareholders of the Company:-				
Share Capital	436,603	456,623	436,603	456,623
Other reserves	419,286	399,345	316,062	297,156
Accumulated profits	1,143,729	1,102,377	542,643	744,987
	1,999,618	1,958,345	1,295,308	1,498,766
Minority interests	845,041	843,232	-	-
Total equity	2,844,659	2,801,577	1,295,308	1,498,766
Non-current assets				
Property, plant & equipment	2,627,380	2,491,845	997	819
Investments in subsidiaries	-	-	2,275,587	2,791,110
Interests in associates	294,755	289,646	-	-
Interests in joint ventures	431,711	387,997	-	-
Other financial assets	121,373	178,694	-	-
Long term receivables and prepayments	146,152	198,143	-	-
Intangible assets	150,765	146,416	90	90
Deferred tax assets	26,285	19,092	-	-
	3,798,421	3,711,833	2,276,674	2,792,019
Current assets				
Inventories and work-in-progress	863,612	734,425	-	-
Trade and other receivables	1,373,647	1,418,803	84,808	571,927
Asset held for sale	52,230	53,192	-	-
Bank balances, fixed deposits and cash	1,231,281	2,099,962	10,503	23,264
	3,520,770	4,306,382	95,311	595,191
Current liabilities				
Trade and other payables	1,926,504	2,087,990	924,454	1,484,952
Excess of progress billings over work-in-progress	389,837	247,347	-	-
Provisions	639,900	661,826	-	-
Employee benefits	6,089	6,284	2,028	2,544
Current tax payable	104,683	89,516	-	-
Interest-bearing borrowings	149,383	968,444	-	250,000
	3,216,396	4,061,407	926,482	1,737,496
Net current assets/(liabilities)	304,374	244,975	(831,171)	(1,142,305)
	4,102,795	3,956,808	1,445,503	1,649,714
Non-current liabilities				
Deferred tax liabilities	220,095	150,648	195	195
Provisions	8,977	18,607	-	-
Employee benefits	42,035	52,598	-	753
Interest-bearing borrowings	908,686	820,927	150,000	150,000
Other long-term liabilities	78,343	112,451	-	-
	1,258,136	1,155,231	150,195	150,948
	2,844,659	2,801,577	1,295,308	1,498,766

Restated for the change in accounting policies in 2005 (refer to paragraph 8). Certain comparative figures have also been adjusted to confirm to the current period's presentation.

3. GROUP CONSOLIDATED CASH FLOW STATEMENT

	GROUP FY05 $'000	GROUP FY04 $'000 Restated
Cash flows from Operating Activities		
Profit before tax and minority interests	507,656	981,526
Adjustment for :		
Dividend and interest income	(36,498)	(25,080)
Finance costs	53,861	75,007
Depreciation and amortisation	184,379	182,189
Share of results of associated companies and joint ventures	(78,311)	(126,943)
Profit on sale of property, plant and equipment	(11,357)	(13,343)
Gain on disposal of investments	(58,689)	(1,084,574)
Allowance made / (write-back) for doubtful debts (net)	(5,715)	(10,840)
Changes in fair value of financial instruments and hedge items	10,488	-
Share based payment expenses	10,144	6,672
Provisions for net exposure arising from legal claims	-	415,000
Allowance made / (written-back) for impairment in value of asset	15,040	(14,337)
Work-in-progress written off	5,797	86,339
Operating profit before working capital changes	596,795	471,616
Changes in working capital:		
Inventories and work-in-progress	(147,264)	(146,459)
Receivables	82,344	(134,609)
Payables	340,518	337,713
	872,393	528,261
Income tax paid	(44,982)	(33,744)
Net cash inflow from operating activities	827,411	494,517
Cash flows from Investing Activities		
Dividend and interest received	75,749	88,071
Proceeds from disposal of subsidiaries,net of cash disposed	33,186	(1,341)
Proceeds from disposal of associates and joint ventures	65,275	1,314,967
Proceeds from disposals of investments	121,831	64,492
Proceeds from disposal of property, plant and equipment	35,737	72,356
Acquisition / additional interest in subsidiaries, net of cash acquired	(26,097)	(1,652)
Payment for the acquisition of a subsidiary	(6,559)	-
Acquisition / additional investments in associates and joint ventures	(48,733)	(94,834)
Acquisition of other long term investments	-	(95,568)
Purchase of property, plant and equipment	(365,848)	(226,644)
Long term receivables & prepayments	20,867	91,916
Payment for intangible assets	(5,261)	(1,098)
Net cash (outflow) / inflow from investing activities	(99,853)	1,210,665
Cash flows from Financing Activities		
Proceeds from share issue	46,538	5,193
Proceeds from share issue to minority shareholders of subsidiaries	37,665	48,203
Net decrease in bank borrowings	(791,202)	(130,675)
Net increase / (decrease) in other long term liabilities	3,836	(8,494)
Capital reduction paid to shareholder of the Company	(214,797)	-
Capital reduction paid to minority shareholders of a subsidiary	(98,882)	-
Dividend paid to shareholders of the Company	(164,701)	(72,903)
Dividends paid to minority shareholders of subsidiaries	(351,441)	(55,047)
Fixed deposits discharged as security with a bank for banking facilities	-	55,716
Interest paid	(58,843)	(75,913)
Net cash outflow from financing activities	(1,591,827)	(233,920)
Net (decrease) / increase in cash and cash equivalents	(864,269)	1,471,262
Cash and cash equivalents at beginning of the year	2,099,962	623,188
Effects of exchange rate changes on cash and equivalents	(4,412)	5,512
Cash and cash equivalents at end of year	1,231,281	2,099,962

Restated for the change in accounting policies in 2005. Certain comparative figures have also been adjusted to conform to the current period's presentation.

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
FY05					
At January 1, 2005, as previously reported	456,623	296,628	-	745,515	1,498,766
Retrospective adjustments arising from change in accounting policies	-	-	528	(528)	-
At January 1, 2005, restated	456,623	296,628	528	744,987	1,498,766
Profit for the year	-	-	-	36,264	36,264
Total gain recognised for the year	456,623	296,628	528	781,251	1,535,030
Issue of shares under Share Option Plan	7,518	39,020	-	-	46,538
Share based payment	-	-	1,916	-	1,916
Capital reduction paid to shareholders of the Company	(27,538)	(22,030)	-	(165,229)	(214,797)
Final dividend paid of 5.0 cents per share less tax at 20% in respect of year 2004	-	-	-	(73,379)	(73,379)
At December 31, 2005	436,603	313,618	2,444	542,643	1,295,308
FY04					
At January 1, 2004, as previously reported	455,429	292,629	-	491,098	1,239,156
Retrospective adjustments arising from change in accounting policies	-	-	82	(82)	-
At January 1, 2004, restated	455,429	292,629	82	491,016	1,239,156
Profit for the year	-	-	-	418,196	418,196
Total gain recognised for the year	455,429	292,629	82	909,212	1,657,352
Issue of shares under Share Option Plan	1,194	3,999	-	-	5,193
Share based payment	-	-	446	-	446
Final dividend paid of 5.0 cents per share less tax at 20% in respect of year 2003	-	-	-	(72,903)	(72,903)
Special interim dividend paid of 6.25 cents per share less tax at 20% in respect of year 2004	-	-	-	(91,322)	(91,322)
At December 31, 2004	456,623	296,628	528	744,987	1,498,766

4c. Changes in the Company's share capital

During the year, the Company issued 30,074,945 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

In addition, the Company cancelled 110,152,452 ordinary shares of $0.25 each at the price of $1.95 per share pursuant to a capital reduction.

As at December 31, 2005, the Company's issued and paid up capital comprises 1,746,411,878 (December 31, 2004: 1,826,489,385) ordinary shares of $0.25 each and there were 49,746,772 (December 31, 2004: 67,865,202) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

5. AUDIT

Our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2400.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a 25% growth in turnover to $7.4 billion in FY05. The Group's profit attributable to shareholders of the Company (PATMI) before EI in FY05 was $278.5m compared to $227.7 million in FY04, which represents 22% growth.

PATMI excluding the profit contribution from Kuehne & Nagel (KNI) and exceptional items in FY05 was 45% higher as compared to last year.

The Group also generated strong Economic Value Added of $251.0 million on the back of strong operating performances by the business units and gains on disposal of investments.

Turnover

	FY05	FY04	Growth	
	$'m	$'m	$'m	%
Utilities	3,262	2,909	353	12
Marine Engineering (Marine)	2,102	1,351	751	56
Logistics	542	500	42	8
Environmental Engineering (Enviro)	217	200	17	9
Engineering & Construction (E&C)	1,096	823	273	33
Others	185	153	32	21
Corporate	5	8	(3)	(38)
	7,409	**5,944**	**1,465**	**25**

Utilities and Marine together contributed 72% of the Group's turnover of $7.4 billion.

Utilities turnover increased by 12% to $3.3 billion. Its Singapore and UK operations continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined with the completion of some of its projects.

Marine's turnover increased by 56% to $2.1 billion. This was due to growth across all its business segments, in particular the offshore conversion and the rig buildings segments.

Logistics' growth in FY05 was mainly attributed to its supply chain management business in North Asia, South East Asia and South Asia.

Turnover for E&C's was higher as compared to last year due to the recognition of a specific project in FY05. The increase in turnover for Others segment was attributed to the completion of the en-bloc sales of the Cairnhill properties.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Solitaire

Based on continuous evaluation of the Owner's claims in the course of the Solitaire arbitration and on the advice of Sembawang's London solicitors, the Board deems it adequate to maintain the current provisions.

The hearing on the Owner's claims were completed in 2005. The Tribunal is expected to make an award on the Principal sums in 2006.

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11(A) SUBSEQUENT EVENTS

(a) On January 12, 2006, a subsidiary, SembCorp Marine Ltd announced that the company has signed an agreement to increase the registered capital of its associated company, Cosco Shipyard Group (CSG) by RMB 750 million or approximately $45.4 million. This capital injection into the registered capital of CSG shall be made progressively over a two-year period starting 2006 to 2007, payable in three installments. The increase is subject to the People's Republic of China's regulatory approval.

(b) On January 26, 2006, the Company announced that a subsidiary, SembCorp Utilities Ltd (SembUtilities) has been short listed and ranked first of two short listed bidders for the privatization of an independent Water and Power Plant in Fujairah, UAE by the Abu Dhabi Water and Electricity Authority (ADWEA). ADWEA will own 60% of the project and if successful in its bid, SembUtilities will own 40% of the project and will further be responsible for plant operation and maintenance as well as management of the project company. Final decision on the bid outcome is expected to be taken by ADWEA's executive council in the first quarter of 2006.

12. **DIVIDEND**

(a) Current Financial Year Reported On

Name of Dividend	Proposed Final	Total
Dividend Type	Cash	Cash
Gross Dividend Amount (cents per share)	6.5	6.5
Dividend Rate (in %)	26%	26%
Par value of shares	$0.25	$0.25
Tax Rate	20%	20%

(b) Corresponding Year of the Immediately Preceding Financial Year

Name of Dividend	Proposed Final	Special Interim	Total
Dividend Type	Cash	Cash	Cash
Gross Dividend Amount (cents per share)	5.00	6.25	11.25
Dividend Rate (in %)	20%	25%	45%
Par value of shares	$0.25	$0.25	$0.25
Tax Rate	20%	20%	20%

(c) Date payable

The proposed final gross dividend of 6.5 cents per ordinary share, if approved at the AGM to be held on April 27, 2006, will be paid on May 19, 2006.

(d) Books closure date

Notice is hereby given that the Register of Transfer and Register of Members will be closed on May 5, 2006.

Registrable transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on May 4, 2006 will be registered before entitlement to the dividend is determined.

(e) Total Annual Dividend (in dollar value)

	FY05 $'000	FY04 $'000
Special dividend	-	91,322
Ordinary final dividend*	90,813	73,379
Total	90,813	164,701

**FY05 final dividend is estimated based on the share capital of 1,746,411,878 at the end of the financial year.*

The Company has also returned shareholders $214.8 million via capital reduction in June 2005.

13. SEGMENTAL REPORTING (Cont'd)

Full Year ended December 31, 2004

(i) Business segments	Utilities $'m	Marine $'m	Logistics $'m	Enviro $'m	E&C $'m	Others $'m	Corporate $'m	Elimination $'m	Total $'m
Turnover									
External sales	2,908.7	1,350.9	500.6	200.2	822.8	152.8	8.0	-	5,944.0
Inter-segment sales	18.9	11.8	0.1	2.3	1.4	1.6	16.9	(53.0)	-
Total	2,927.6	1,362.7	500.7	202.5	824.2	154.4	24.9	(53.0)	5,944.0
Results									
Segment results	204.5	90.3	1,118.2	7.3	3.4	15.4	(533.2)	-	905.9
Interest income	4.3	11.6	6.2	0.1	0.5	1.4	16.2	(16.7)	23.6
Interest expense	(48.1)	(2.7)	(7.0)	(0.3)	(0.6)	(4.0)	(29.0)	16.7	(75.0)
	160.7	**99.2**	**1,117.4**	**7.1**	**3.3**	**12.8**	**(546.0)**	**-**	**854.5**
Share of results of associates	6.4	10.6	68.3	8.8	0.0	7.5	-	-	101.6
Share of results of joint ventures	11.2	1.1	5.0	-	-	8.1	-	-	25.4
	178.3	**110.9**	**1,190.7**	**15.9**	**3.3**	**28.4**	**(546.0)**	**-**	**981.5**
Taxation	(40.0)	(13.2)	(11.9)	(0.9)	(2.2)	(2.7)	6.3	-	(64.6)
Minority interests	(13.6)	(37.4)	(466.6)	(0.6)	(0.7)	(6.6)	0.1	-	(525.4)
Net profit for the period	**124.7**	**60.3**	**712.2**	**14.4**	**0.4**	**19.1**	**(539.6)**	**-**	**391.5**
Comprising:									
Net profit before exceptional items	108.4	60.3	63.4	14.4	0.4	19.1	(38.3)	-	227.7
Exceptional items	16.3	-	648.8	-	-	-	(501.3)	-	163.8
	124.7	**60.3**	**712.2**	**14.4**	**0.4**	**19.1**	**(539.6)**	**-**	**391.5**
Assets									
Segment assets	2,357.9	1,835.8	1,722.0	161.0	546.4	868.7	1,110.8	(1,387.6)	7,215.0
Investment in associates	24.4	47.4	76.8	65.6	5.7	66.7	3.0	-	289.6
Investment in joint ventures	138.6	9.5	56.2	-	-	84.7	99.0	-	388.0
Tax assets	20.2	1.6	10.0	3.6	14.0	1.5	74.7	-	125.6
Total assets	2,541.1	1,894.3	1,865.0	230.2	566.1	1,021.6	1,287.5	(1,387.6)	8,018.2
Liabilities									
Segment liabilities	1,747.4	795.7	1,097.6	65.2	497.8	653.8	1,506.6	(1,387.6)	4,976.5
Tax liabilities	99.2	70.9	12.0	5.0	8.8	9.7	34.5	-	240.1
Total liabilities	1,846.6	866.6	1,109.6	70.2	506.6	663.5	1,541.1	(1,387.6)	5,216.6
Capital expenditure	85.0	88.8	23.1	17.3	4.5	20.5	1.7	-	240.9
Significant non-cash items									
Depreciation and amortisation	84.7	39.0	13.9	8.1	11.6	15.6	9.3	-	182.2
Other non-cash items (including provisions, loss on disposal and exchange differences)	29.3	21.1	12.7	0.3	15.9	2.7	444.5	-	526.5

(ii) Geographical segments	Revenue $'m	Segment Assets $'m	Capital Expenditure $'m
Singapore	3,117.0	5,725.3	135.4
Rest of Asia	955.2	724.9	51.7
Europe	1,357.8	586.9	51.7
Others	514.0	177.9	2.1
Total	5,944.0	7,215.0	240.9

Restated for the change in accounting policies in 2005. Certain comparative figures have also been adjusted to conform to the current period's presentation.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)
	FY05
	$'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power Ltd/PowerSeraya Limited[1]	488,406
- Temasek Capital (Private) Limited and its Associates	5,793
- PSA International Pte Ltd and its Associates	2,517
- Wildlife Reserves Singapore Pte Ltd and its Associates	1,491
- Singapore Technologies Telemedia Pte Ltd and its Associates	1,097
- MediaCorp Pte Ltd and its Associates	879
- Singapore Power Ltd and its Associates	665
- National University Hospital (S) Pte Ltd and its Associates	510
- Singapore Technologies Pte Ltd and its Associates	180
	501,538
Singapore Technologies Engineering Ltd and its Associates	19,385
Singapore Petroleum Co Ltd and its Associates	4,547
Singapore Post Limited and its Associates	2,605
Starhub Ltd and its Associates	2,563
SNP Corporation Ltd and its Associates	648
Singapore Airlines Limited and its Associates	453
Singapore Food Industries Ltd and its Associates	304
	532,043
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [2]	460,439
- Singapore Power Ltd and its Associates	3,550
	463,989
Singapore Technologies Engineering Ltd and its Associates	748
	464,737
Treasury	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	10,838
Total Interested Person Transactions	**1,007,618**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period 1 Jan 2005 to 31 Dec 2005.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
February 28, 2005